ABK 12/2

09042688

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52462

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/08 (MM/DD/YY) AND ENDING 09/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

KPMG Corporate Finance LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 East Pratt Street
(No. and Street)

Baltimore (City) Maryland (State) 21202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rebecca McGinley 410-949-8769
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Dr., Suite 800 (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 27 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AP 12/17

OATH OR AFFIRMATION

I, **Rebecca McGinley**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **KPMG Corporate Finance LLC**, as of **September 30, 2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Senior Vice President - Operations

TREASE ALEEM
Notary Public, State of Maryland
County of Baltimore
My Commission Expires September 21, 2011

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG Corporate Finance LLC

Statement of Financial Condition Report
September 30, 2009

Filed as PUBLIC information pursuant to rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Member
KPMG Corporate Finance LLC
Baltimore, Maryland

We have audited the accompanying statement of financial condition of KPMG Corporate Finance LLC (the Company) as of September 30, 2009, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of KPMG Corporate Finance LLC as of September 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
November 13, 2009

KPMG Corporate Finance LLC

Statement of Financial Condition
September 30, 2009

Assets		
Cash	$	11,425,434
Accounts receivable, net		2,660,541
Fixed assets, net of accumulated depreciation of $278,083		246,106
Goodwill		2,235,963
Other assets		507,553
Total assets	$	17,075,597
Liabilities and Member's Capital		
Accrued compensation	$	3,843,185
Accounts payable, accrued expenses and other liabilities		2,466,324
		6,309,509
Liabilities subordinated to the claims of general creditors		5,221,667
Member's capital		5,544,421
Total liabilities and member's capital	$	17,075,597

The accompanying notes are an integral part of the statement of financial condition.

Note 1. Nature of Business and Significant Accounting Policies

KPMG Corporate Finance LLC (the Company), a wholly owned subsidiary of KPMG CF Holdings, LLC (Parent), is a Delaware limited liability company formed on February 7, 2000, for the purpose of conducting business as a broker-dealer. The Company is a subsidiary of KPMG LLP, a UK limited liability partnership and the UK member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. The Company's primary business is investment banking services including providing financial advisory services to institutional investors, corporations, and individuals. These financial advisory services include capital sourcing, mergers and acquisitions, fairness opinions and strategic business advisory services. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company operates under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the broker/dealer carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers, and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company.

The following is a summary of the Company's significant accounting policies:

Accounting policies: The Company follows accounting standards set by the Financial Accounting Standards Board, commonly referred to as the "FASB." The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows. References to GAAP issued by the FASB in these footnotes are to the *FASB Accounting Standards Codification,*™ sometimes referred to as the Codification or ASC. The FASB finalized the Codification effective for periods ending on or after September 15, 2009.

Accounting estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: Investment banking revenues include both success fees earned and hourly work performed providing merger and acquisition and financial restructuring advisory services. Success fee revenue is recognized as services are provided to customers, with the majority of recognition occurring when sales are successfully consummated, as defined under the terms of each engagement. Hourly revenue is recognized as incurred. The Company recognizes contractual interest on an accrual basis.

Fixed assets: Fixed assets consist of computer equipment and software and are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets.

Income taxes: As a limited liability company, the Company is not subject to federal or state income taxes. The Company's income or loss is reportable on the member's separate federal and state income tax returns.

Goodwill: Under the provisions of FASB ASC 350-10, goodwill is no longer subject to amortization over its useful life, but instead is subject to at least annual assessments for impairment by applying a fair-value based test. The Company reviews goodwill annually in September to determine potential impairment by comparing the carrying value of its assets with expected future cash flows.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

On October 1, 2009, KPMG UK and the Company management agreed to sell its interest in KPMG UK Holdings (US), Inc. to KPMG US. The transaction is expected to close December 1, 2009.

Recent accounting pronouncements: In July 2006, the FASB issued FASB ASC 740-10, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

In December 2008, the FASB provided for a deferral of the effective date of FASB ASC 740-10 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and accordingly will be required to adopt FASB ASC 740-10 in its 2010 annual financial statements. Prior to adoption, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under FASB ASC 450-10, which requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management is currently assessing the impact of FASB ASC 740-10 on its financial position and results of operations and has not yet determined if the adoption will have a material effect on its financial statements.

In May 2009, the FASB issued ASC 855-10 which establishes general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855-10 is effective for interim and annual periods ending after June 15, 2009. The Company has adopted ASC 855-10 as of September 30, 2009.

Note 2. Accounts Receivable

At September 30, 2009, accounts receivable includes amounts billed and hours incurred in connection with investment banking activities. The amounts billed and hours incurred include time and expense or retainers. The amount recorded is net of an allowance for doubtful accounts of $172,504.

The Company determines the reserve for doubtful accounts based on the dollar total of accounts receivable over 90 days, except for governmental engagements, which are based on a 180-day threshold.

Note 3. Goodwill and Intangible Assets

On October 1, 2007, the Company acquired substantially all of the assets of Keen Consultants, LLC, Keen Realty, LLC, Keen Strategic Advisors, LLC, and MHM Advisors, LLC (collectively, Keen), a group of affiliated real estate advisory and real estate transactional businesses. In conjunction with the purchase, the Company recorded a $150,000 intangible asset related to a non-compete agreement, which is being amortized over a three and a half-year period and is included with other assets on the statement of financial condition.

The excess of the purchase price and earn-out payments over the estimated fair values of the net assets acquired, including the identifiable intangible asset, was recorded as goodwill in the amount of approximately $2,229,000. During the current fiscal year, the Company incurred approximately $7,000 of goodwill adjustments in conjunction with its acquisition of Keen in the prior year.

Note 4. Liabilities Subordinated to the Claims of General Creditors

On November 20, 2008, the Company entered into a subordinated loan agreement with Branch Banking and Trust Company (BB&T). The advance was in the amount of $3,000,000, which accrues interest at a floating rate of the 30-day LIBOR plus 0.40 percent per annum, and matures on November 20, 2009. The interest is payable in arrears on the 30-day anniversary of the loan date and is subordinated to the claims of general creditors. The Company is required to maintain in accounts with BB&T $6,000,000 and if not, will be subject to a nominal monthly maintenance fee.

On June 30, 2009, the Company amended its revolving subordinated loan agreement with BB&T to extend the maturity to June 30, 2010. The first advance was in the amount of $1,110,834, which accrues interest at a floating rate of the 30-day LIBOR plus 0.40 percent per annum. The interest is payable in arrears on each 30-day anniversary of the loan date and is subordinated to the claims of general creditors. The second advance was in the amount of $1,110,833, which accrues interest at a fixed rate of 4.17 percent per annum, and matures on July 1, 2010. The interest is payable in arrears on each 30-day anniversary of the loan date and is subordinated to the claims of general creditors. As of September 30, 2009, subordinated interest payable amounted to $1,218.

The principal and interest amounts of the subordinated loans payable are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings and related interest are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 5. Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At September 30, 2009, the Company had net capital of $5,115,925, which was $4,695,291 in excess of its required net capital of $420,634. At September 30, 2009, the Company's net capital ratio was 1.23 to 1.

Note 6. Customer Concentration and Related-Party Transactions

For the year ended September 30, 2009, the Company had four major customers. A customer is considered major when the customer represents more than 10 percent of total accounts receivable as of September 30, 2009 or total revenue for the year ended September 30, 2009. Transactions with major customers represent approximately 42 percent of total revenue and 46 percent of accounts receivable. Transactions with the first major customer represent approximately 22 percent of total revenue and 4 percent of the total accounts receivable at September 30, 2009. Transactions with the second major customer represent approximately 15 percent of total revenue and 17 percent of total accounts receivable at September 30, 2009. Transactions with the third major customer represent approximately 4 percent of total revenue and 15 percent of total accounts receivable at September 30, 2009. Transactions with the fourth major customer represent approximately 1 percent of total revenue and 11 percent of total accounts receivable at September 30, 2009.

On August 24, 2000, the Company entered into a Memorandum of Understanding with KPMG UK and KPMG LLP (KPMG US). As part of the agreement, KPMG US agreed to provide infrastructure services to the Company, which is reflected as an overhead charge to the Company and included as infrastructure and rent charge on the accompanying statement of operations. The infrastructure services include technology, marketing and communication, support services and occupancy. Reimbursement for services occurs on a quarterly basis.

Note 6. Customer Concentration and Related-Party Transactions (Continued)

On May 7, 2004, KPMG-U.S. terminated its portion of the Memorandum of Understanding and entered into a shared services agreement with the Company. Under the shared services agreement, the Company will reimburse KPMG-U.S. for all occupancy costs, which are included as rent on the accompanying statement of operations. Either party may terminate the shared services agreement, under certain limited conditions as defined in the agreement, by giving 30 days' prior written notice to the other party.

At September 30, 2009, included in accounts payable, accrued expenses and other liabilities is $521,486 due to affiliated KPMG entities for rent and infrastructure services provided. Also included in accounts payable, accrued expenses and other liabilities is $856,682 owed to KPMG UK for a participation charge, as defined.

At September 30, 2009, accounts receivable and accounts payable of $364,119 and $419,966, respectively, is due to/from affiliated KPMG entities for services provided to Company customers.

Note 7. Commitments and Contingent Liabilities

Minimum annual rental under a noncancelable lease for office space which expires May 2013, exclusive of additional payments which may be required for operating and maintenance costs, is as follows:

Years ending September 30:	
2010	$ 108,385
2011	112,706
2012	115,946
2013	77,058
Total	$ 414,095

Note 8. Concentration of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk include cash. The Company maintains its cash accounts with financial institutions. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company had cash at September 30, 2009, that exceeded the balance insured by the FDIC or others. The Company monitors such credit risk and has not experienced any losses related to such risks.

Note 9. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 10. Subsequent Events

On October 1, 2009, KPMG UK and the Company management agreed to sell its interest in KPMG UK Holdings (US), Inc. to KPMG US. The transaction is expected to close December 1, 2009.

SIPC-7T

(27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

SIPC-7T

(27-REV 3/09)

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

KPMG Corporate Finance LLC
1 East Pratt St., 6th Floor
Baltimore, MD
21202-1128

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Rebecca McGinley; 410-949-8769

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 11,498.57

B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) (150.00)

Date Paid

C. Assessment balance due 11,348.57

D. Interest computed on late payment (see instruction E) for______days at 20% per annum

E. Total assessment balance and interest due (or overpayment carried forward) $

F. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

KPMG Corporate Finance LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Senior Vice President - Operations
(Title)

Dated the 25th day of November, 2009.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending ________, 20__
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 12,323,016
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø
(2) Net loss from principal transactions in securities in trading accounts.	Ø
(3) Net loss from principal transactions in commodities in trading accounts.	Ø
(4) Interest and dividend expense deducted in determining item 2a.	Ø
(5) Net loss from management of or participation in the underwriting or distribution of securities.	Ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	Ø
(7) Net loss from securities in investment accounts.	Ø
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	Ø
(2) Revenues from commodity transactions.	Ø
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	Ø
(4) Reimbursements for postage in connection with proxy solicitation.	Ø
(5) Net gain from securities in investment accounts.	Ø
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	Ø
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	310,935
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ________	7,412,654
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø	
Enter the greater of line (i) or (ii)	Ø
Total deductions	7,723,588
2d. SIPC Net Operating Revenues	$ 4,599,427
2e. General Assessment @ .0025	$ 11,498.57

(to page 1 but not less than $150 minimum)